UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number: 1-32939
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Idearc Savings and Security Plan for New York and New England Associates
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Idearc Inc.
P.O. Box 619810
2200 West Airfield Dr.
D/FW Airport, TX 75261

Financial Statements and Supplemental Schedules
Idearc Savings and Security Plan for New York and New England Associates
Year Ended December 31, 2007 and Period from November 17, 2006 (Inception)
through December 31, 2006

Idearc Savings and Security Plan for New York and New England Associates
Financial Statements and Supplemental Schedules
Year Ended December 31, 2007 and Period from
November 17, 2006 (Inception) through December 31, 2006

Report of Independent Registered Public Accounting Firm
The Employee Benefits Committee
Idearc Savings and Security Plan for New York and New England Associates
We have audited the accompanying statements of net assets available for benefits of the Idearc Savings and Security Plan for New York and New England Associates as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the year ended December 31, 2007 and period from November 17, 2006 (Inception) through December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in its net assets available for benefits for the year ended December 31, 2007 and period from November 17, 2006 (Inception) through December 31, 2006, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2007 and 2006, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
June 30, 2008

Idearc Savings and Security Plan for New York and New England Associates
Statements of Net Assets Available for Benefits

	December 31
	2007	2006
	(In thousands)
Assets
Interest in Idearc Master Savings Trust (at fair value)	$71,049	$79,424
Participant loans	1,897	2,304

Net assets available for benefits at fair value	72,946	81,728
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	—	37

Net assets available for benefits	$72,946	$81,765

See accompanying notes.

Idearc Savings and Security Plan for New York and New England Associates
Statements of Changes in Net Assets Available for Benefits

		Period from
		November 17,
		2006
		(Inception)
	Year Ended	through
	December 31,	December 31,
	2007	2006
	(In thousands)
Additions:
Participant contributions	$3,356	$397
Employer contributions	1,638	200
Transfers from Verizon Savings and Security Plan for New York and New England Associates	—	79,033
Net investment income from Idearc Master Savings Trust	7,773	2,697
Interest income on participant loans	133	17

Total additions	12,900	82,344

Deductions:
Benefits paid to participants	21,453	559
Transfers to Verizon Savings and Security Plan for New York and New England Associates	164	—
Administrative expenses	102	20

Total deductions	21,719	579

Net (decrease) increase	(8,819)	81,765
Net assets available for benefits at beginning of period	81,765	—

Net assets available for benefits at end of period	$72,946	$81,765

See accompanying notes.

Idearc Savings and Security Plan for New York and New England Associates
Notes to Financial Statements
December 31, 2007 and 2006
1. Plan Description
Idearc Inc. became an independent public company on November 17, 2006, when Verizon Communications, Inc. (Verizon) completed the spin-off of Idearc Inc. common stock to Verizon’s stockholders. As a result of the spin-off, the assets, liabilities, businesses, and employees of Idearc Inc. and its subsidiaries (Idearc) consisted of those that were primarily related to Verizon’s domestic print yellow pages directories and Internet advertising operations. Effective as of the date of the spin-off, Idearc established three defined contribution plans, including the Idearc Savings and Security Plan for New York and New England Associates (the Plan), for the benefit of certain Idearc employees. In connection with the spin-off, the Plan received a transfer of $79.0 million from the Verizon Savings and Security Plan for New York and New England Associates. The following description of the Plan provides only general information. Participants should refer to the Plan document for more detailed information.
Eligibility
The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan provides eligible employees of Idearc with a convenient way to save for retirement.
Eligible employees may make tax-deferred or after-tax contributions to the Plan, and are eligible to receive matching employer contributions, upon completion of enrollment in the Plan, as soon as practicable following the date of hire.
A participant’s active participation in the Plan shall terminate when the individual ceases to be an eligible employee. However, the individual shall remain a participant until his or her entire account balance under the Plan has been distributed or forfeited.
Vesting and Contributions
Participants are vested immediately in their contributions plus actual earnings thereon. A participant shall be fully vested in the employer-matching contributions allocated to the participant’s account and any income thereon, upon completing three years of vesting service or upon the participant’s death, disability, retirement from Idearc, attainment of normal retirement age, or involuntary termination. Vesting shall occur if a participant accepts a voluntary income protection plan.

Idearc Savings and Security Plan for New York and New England Associates
Notes to Financial Statements (continued)
1. Plan Description (continued)
A terminated employee’s non-vested employer-matching contributions are forfeited and may be used to reduce future employer contributions to the Plan or to pay certain expenses for administering the Plan. Non-vested forfeitures of $62 thousand and $7 thousand were available at December 31, 2007 and 2006, respectively, to reduce future employer contributions.
The Plan is funded by employee contributions up to a maximum of 25% of compensation (16% for highly compensated employees) and by employer-matching contributions, which are paid in cash. The maximum percentage a non-highly compensated employee may contribute to the Plan was increased from 16% to 25% effective as of January 1, 2007. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Employer-matching contributions are credited to a participant’s account in accordance with the participant’s current contribution investment selections. The employer-matching contribution is equal to 82% of the initial 6% of the participants’ contributions of eligible compensation for each pay period. Employees attaining the age of 50 or older can elect to make additional before-tax catch-up contributions to the Plan of up to 60% of eligible compensation, subject to certain limitations.
Participant contributions may be before tax (Elective Contributions) or from currently taxed compensation (After-Tax Contributions). Each participant’s Elective Contributions for the 2007 and 2006 plan years were limited to $15.5 thousand and $15 thousand, respectively. The total amount of Elective Contributions, After-Tax Contributions, employer-matching contributions and certain forfeitures that may be allocated to a Plan participant is limited under Internal Revenue Service regulations. The elective deferral limit increases for participants eligible to make catch-up contributions.
Effective January 1, 2008, eligible employees hired after January 1, 2008, who do not affirmatively elect to participate or not participate in the Plan will be enrolled automatically in the Plan and will be deemed to have authorized a contribution of 3% of eligible compensation.

Idearc Savings and Security Plan for New York and New England Associates
Notes to Financial Statements (continued)
1. Plan Description (continued)
Investment Options
Participants shall direct their contributions to be invested in various Strategy Funds, mutual funds and Idearc common stock. Strategy Funds are composed of common/collective trusts, other common stocks, a stable value fund and mutual funds. During 2007, a participant’s investment in Idearc common stock was limited to 25% of the participant’s total account balance. Effective as of January 1, 2008, this limitation was reduced to 20% of the participant’s total account balance. In addition, the stable value fund, which was included in certain Strategy Funds, was liquidated as of December 17, 2007. Investments in Verizon common stock that were transferred to the Plan from the Verizon Savings and Security Plan for New York and New England Associates will be liquidated after November 17, 2008. New investments in Verizon common stock are not permitted by the Plan.
Participant Accounts
Each participant’s account is credited with the participant’s contributions and rollovers, allocations of employer contributions and net investment income. Allocations are based on participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.
Payment of Benefits
Benefits are payable in a lump-sum cash payment unless a participant elects, in writing, one of the two optional forms of benefit payment which include: (1) up to 20 annual installments, provided that the number of annual installments elected may not extend beyond the life expectancy of the participant; and (2) monthly or annual installments over a period equal to the life expectancy of the participant. With respect to amounts invested in Idearc common stock, payments shall be in cash or, at the election of the participant, in Idearc shares.
Participant Loans
The Plan includes an employee loan provision authorizing participants to borrow an amount of up to 50% from their vested account balances in the Plan, subject to certain limitations. Loans are generally repaid by payroll deductions. The term of repayment for loans generally will not be less than six months nor more than five years (15 years for a loan to purchase a principal

Idearc Savings and Security Plan for New York and New England Associates
Notes to Financial Statements (continued)
1. Plan Description (continued)
residence). For loans up to five years, each new loan will bear interest at a rate based upon the prime rate as published in The Wall Street Journal on the last business day of the calendar month ending immediately prior to the first day of the loan cycle. Loans for a period of longer than five years shall bear interest at such rate plus one percent.
Master Trust
At December 31, 2007 and 2006, the Plan participated in the Idearc Master Savings Trust (the Master Trust), and owned a percentage of the assets in the Master Trust along with the Idearc Savings Plan for Management Employees (the Management Plan) and the Idearc Savings and Security Plan for Mid-Atlantic Associates (the Mid-Atlantic Plan). The Plan owned approximately 13% and 14% of the assets in the Master Trust at December 31, 2007 and 2006, respectively.
As of December 31, 2007, Fidelity Management Trust Company (the Trustee) was designated as the Trustee of the Master Trust. Expenses of administering the Plan, including fees and expenses of the Trustee, may not be charged to the Plan.
Effective January 1, 2008, the assets of the Master Trust were transferred to JPMorgan Retirement Plan Services as Trustee of the Master Trust and Plan record-keeper. Effective as of that date, new investment elections were made by participants to direct their investments in any combination of common/collective trusts, Idearc common stock, or mutual funds.
Interest and dividends along with net appreciation (depreciation) in the fair value of investments in the Master Trust are allocated to the Plan on a daily basis based upon the Plan’s participation in the various investment options that comprise the Master Trust as a percentage of the total participation in such options.
Plan Modification
Idearc, by action of its Board of Directors or Employee Benefits Committee, reserves the right to modify, alter, or amend the Plan at any time, subject to collective bargaining requirements. Idearc reserves the right to terminate the Plan at any time, subject to collective bargaining requirements. In the event of Plan termination, participants would become 100% vested in their accounts.

Idearc Savings and Security Plan for New York and New England Associates
Notes to Financial Statements (continued)
2. Accounting Policies
Basis of Accounting
The Plan’s financial statements have been prepared on the accrual basis of accounting. Benefits paid to participants are recorded upon distribution.
Investment Valuation and Income Recognition
Investments in common stocks traded on national and foreign securities exchanges are valued at the last reported sale prices on the last business day of the year or, if no sales were reported on that date, at the last reported bid prices. Shares of mutual and money market funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Units of common/collective trusts are valued by the issuer based on the fair values of the underlying investments which represent the net asset value of units held by the Plan at year-end. Participant loans are valued at their outstanding balances, which approximates fair value.
The statements of changes in net assets available for benefits reflect the net investment income (loss) of the Plan’s investments in the Master Trust, which consists of the realized gains or losses and the unrealized appreciation (depreciation) in value of those investments, as well as interest and dividends earned. Purchases and sales of investments are reflected as of the trade date. Realized gains and losses on sales of investments are determined on the basis of average cost. Dividend income is recorded on the ex-dividend date. Interest earned on investments is recorded on the accrual basis.
The Financial Accounting Standards Board (FASB) issued FASB Staff Position AAG INV-1 and Statement of Position 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), which requires investment contracts be reported at fair value. However, contract value is the relevant measurement of that portion of net assets attributable to fully benefit-responsive investment contracts, as that is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. Contract value represents contributions made under the contracts, plus accrued interest, less withdrawals and administrative expenses. As required by the FSP, the statements of net assets available for benefits present net assets at fair value, with an adjustment from fair value to contract value for fully benefit-responsive investment contracts.

Idearc Savings and Security Plan for New York and New England Associates
Notes to Financial Statements (continued)
2. Accounting Policies (continued)
The Master Trust invested in synthetic wrap investment contracts (wrap contracts) held with three insurance companies in 2007 and 2006. The wrap contracts have a common/collective trust as an underlying investment. In a typical wrap contract, the wrap issuer agrees to pay the fund the difference between the contract value and the fair value of the covered assets, once the fair value has been totally exhausted. As of December 31, 2006, Standard & Poor’s rated the issuers of these contracts and the contracts underlying the securities AA- or better. The contracts are included in the Master Trust at contract value, which was reported by the respective insurance companies at December 31, 2006.
Certain events limit the ability of the Plan to transact at contract value with the issuer. These events include: (1) substantive modification of the Plan, including complete or partial Plan termination or merger with another plan; (2) any change in law, regulation, or administrative ruling that could have a material adverse effect on the fund’s cash flow; (3) the Plan’s failure to qualify under section 401(k) of the Internal Revenue Code (the Code); and (4) bankruptcy of the Plan sponsor or other Plan sponsor events which cause a significant withdrawal from the Plan. However, upon termination of these contracts on December 17, 2007, the participants received fair value, not contract value.
Wrap contracts accrue interest using a formula called the “crediting rate.” Wrap contracts use the crediting rate formula to convert market changes in the covered assets into income distributions in order to minimize the difference between the fair and contract value over time. The crediting rate is reset quarterly and has a floor rate of zero. When the crediting rate increases, the fair value of the contract increases.
The wrap contracts had an average yield of 4.9% and 4.5% for the period from January 1, 2007, through termination of the contracts on December 17, 2007, and the period from November 17, 2006 (Inception) through December 31, 2006, respectively. The crediting interest rates for the wrap contracts were 3.7% and 4.4% for the period from January 1, 2007 through termination of the contracts on December 17, 2007, and the period from November 17, 2006 (Inception) through December 31, 2006, respectively.

Idearc Savings and Security Plan for New York and New England Associates
Notes to Financial Statements (continued)
2. Accounting Policies (continued)
Recent Accounting Pronouncement
In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (SFAS 157), which provides enhanced guidance for using fair value to measure assets and liabilities. SFAS 157 applies whenever other standards require or permit assets or liabilities to be measured at fair value. The Standard does not expand the use of fair value in any new circumstances. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The effect, if any, of the adoption of SFAS 157 on the Plan’s financial statements is currently being evaluated.
Use of Estimates
The accompanying financial statements have been prepared in conformity with U.S. generally accepted accounting principles, which require management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the statements of net assets available for benefits.
3. Income Tax Status
The Plan has not yet applied for a determination letter from the Internal Revenue Service stating that the Plan is qualified under Section 401(a) of the Code. However, the Plan administrator believes that the Plan has been designed to comply with the requirements of the Code and has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code.

Idearc Savings and Security Plan for New York and New England Associates
Notes to Financial Statements (continued)
4. Net Assets in Master Trust
     The following schedules reflect the Master Trust’s net assets and net investment income (loss) by investment type (dollars in thousands):

			Net Investment Income (Loss) in Master Trust
			Year Ended December 31, 2007
						Plan’s
	Net Assets in					Share of
	Master Trust	Plan’s			Net	Net
	at	Share of	Interest	Net	Investment	Investment
	December 31,	Master	and	Appreciation	Income	Income
	2007	Trust	Dividends	(Depreciation)	(Loss)	(Loss)

Cash	$147,383	8%	$—	$—	$—	—
Bonds	1,166	11%	—	—	—	—
Pending trades	32,992	12%	—	—	—	—
Other receivables	813	8%	—	—	—	—
Wrap contracts	—	—	2,406	—	2,406	11%
Idearc common stock	4,595	10%	322	(3,701)	(3,379)	9%
Verizon common stock	119,626	16%	5,669	23,398	29,067	16%
Other common stocks	—	—	191	2,445	2,636	13%
Mutual funds	21,856	30%	13,094	2,237	15,331	7%
Common/ collective trusts	210,132	14%	—	7,592	7,592	23%
Other payables	(1,613)	17%	—	—	—	—

Total net assets	$536,950	13%	$21,682	$31,971	$53,653	15%

			Net Investment Income (Loss) in Master Trust
			Period from November 17, 2006 (Inception)
			through December 31, 2006
						Plan’s
	Net Assets in					Share of
	Master Trust	Plan’s			Net	Net
	at	Share of	Interest	Net	Investment	Investment
	December 31,	Master	and	Appreciation	Income	Income
	2006	Trust	Dividends	(Depreciation)	(Loss)	(Loss)

Cash	$600	14%	$—	$—	$—	—
Pending trades	846	21%	—	—	—	—
Other receivables	568	13%	—	—	—	—
Wrap contracts	53,381	8%	178	—	178	8%
Idearc common stock	5,868	16%	—	474	474	16%
Verizon common stock	154,241	16%	—	10,606	10,606	16%
Other common stocks	17,897	14%	—	285	285	14%
Mutual funds	126,335	10%	4,095	(1,376)	2,719	10%
Common/ collective trusts	208,676	16%	—	4,183	4,183	15%
Other payables	(1,604)	19%	—	—	—	—

Total	566,808	14%	4,273	14,172	18,445	14%
Adjustment to contract value	464	8%	—	—	—	—

Total net assets	$567,272	14%	$4,273	$14,172	$18,445	14%

Idearc Savings and Security Plan for New York and New England Associates
Notes to Financial Statements (continued)
5. Related-Party Transactions
Certain Master Trust investments are shares of mutual funds managed by the Trustee. Fees paid by the Plan for investment management services amounted to $102 thousand for the year ended December 31, 2007, and $20 thousand for the period from November 17, 2006 (Inception) through December 31, 2006. Additionally, a portion of the Plan’s assets are invested in Idearc common stock. Because Idearc is the Plan’s sponsor, transactions involving Idearc common stock qualify as party-in-interest transactions. All of these are exempt from the prohibited transaction rules.
6. Subsequent Event
On May 13, 2008, the Idearc Employee Benefits Committee approved the following changes to the Plan effective as of January 1, 2008: (1) the contribution percentage for a participant who is automatically enrolled in the Plan will be increased by 1% each year (beginning on January 1, 2009) until the participant’s contribution percentage reaches 6% or the participant elects otherwise, (2) the employer-matching contribution was increased to 100% on the first 6% of a participant’s contributions, (3) active participants are eligible to receive a discretionary performance-based employer contribution in an amount not to exceed 50% on the first 6% of the participant’s contributions from eligible compensation, (4) an annual account maintenance fee for expenses related to a participant’s account was implemented, and (5) the interest rate for participant loans will be equal to the prime rate as published in The Wall Street Journal on the last business day of the calendar quarter preceding the calendar quarter in which the loan is made.

Supplemental Schedules

Idearc Savings and Security Plan for New York and New England Associates
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
Employer Identification Number: 20-5095175
Plan Number: 004
December 31, 2007

(c)
	(b)	Description of Investment,
	Identity of Issue,	Including Maturity Date,
	Borrower or Similar	Rate of Interest, Par or	(e)
(a)	Party	Maturity Value	Current Value

*	Participant Loans	Interest rates range from 4.0% to 10.5%, due through 2022	$1,897,340

*	Party-in-interest
Column “(d) Cost” has been omitted because the investments are participant-directed.

Idearc Savings and Security Plan for New York and New England Associates
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
Employer Identification Number: 20-5095175
Plan Number: 004
December 31, 2006

(c)
	(b)	Description of Investment,
	Identity of Issue,	Including Maturity Date,
	Borrower or Similar	Rate of Interest, Par or	(e)
(a)	Party	Maturity Value	Current Value

*	Participant Loans	Interest rates range from 4.0% to 10.5%, due through 2022	$2,303,737

*	Party-in-interest
Column “(d) Cost” has been omitted because the investments are participant-directed.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Idearc Savings and Security Plan for New York and New England Associates
Date: June 30, 2008	By:	/s/ Samuel D. Jones
Samuel D. Jones
Co-Chair, Idearc Employee Benefits Committee

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

23.1	Consent of Ernst & Young LLP